UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 20, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The First Marblehead Corporation
File No. 1-31825- CF#20841

The First Marblehead Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on August 28, 2007.

Based on representations by The First Marblehead Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	until August 28, 2010
Exhibit 10.10	until May 1, 2009
Exhibit 10.11	until May 1, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

L. Jacob Fien-Helfman
Special Counsel and Information Officer